In this report, the term “Jet Token”, ”we,” “us” or “the company” refers to Jet Token Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2019.

Overview

We intend to combine concepts from fractional jet membership programs with lessons learned from building blockchain currencies. We believe the tokenization of flight hours and (as we mature) fractional membership programs offers the possibility of reduced transaction costs and, through the evolution of a marketplace, higher industry fleet utilization. We believe our purposeful enhancement of price discovery and reduced entry price have the potential to produce fairer and more inclusive results for aircraft owners and travelers alike. For example, we intend to enable customers to book commercial flight and a private flight on the same itinerary.

Our company was formed on June 4, 2018 (“Inception”) and we have limited operating history, and no revenue generating activity to date. During the next twelve months, in addition to any cash flow that may be generated by our charter operations, we intend to fund our operations with capital raised from our ongoing Regulation A offering and potentially future debt or equity financing.  We cannot assure you that in the future we will be able to raise capital on acceptable terms or at all.  If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results.

1

Results of operations

Year Ended December 31, 2019 and the period from Inception (June 4, 2018) to December 31, 2018

	For the year ended December 31, 2019	For the period from Inception (June 4, 2018) to December 31, 2018
Revenues	$—	$—

Operating Expenses:
General and administrative	474,531	81,594
Sales and marketing	10,758	—
Research and development	21,124	—
Total Operating Expenses	506,413	81,594

Operating Loss	(506,413)	(81,594)

Provision for income taxes	1,381	—

Net loss	$(507,794)	$(81,594)

Our general and administrative expenses for the period from Inception to December 31, 2018 consist primarily of $24,500 in payments made to Sutton View Advisors LLC in connection with the management of our company, legal and professional service expense and expenses associated with participation in the Hive Ashdod by Gvahim accelerator program. General and administrative expenses for the year ended December 31, 2019 consist primarily of operating costs for ongoing operations. Offering costs were incurred in connection with our Regulation Crowdfunding offering of Series CF Preferred Stock and our ongoing Regulation A offering of Non-voting Common Stock, which launched in February of 2020. Our operating costs in 2019 reflect staffing, office rent, utilities and other reasonable and customary overhead expense. Expenses for professional services providers totaled approximately $201,000 during the year ended December 31, 2019 compared to approximately $31,000 during the stub period from Inception to December 31, 2018. Within the professional services cost for the year ended December 31, 2019, was $75,000 for fees paid to a recruiter, approximately $86,000 in legal and accounting fees and $40,000 for Sutton View Advisors LLC, a related party, for financial advisory services under an agreement entered into in October of 2018 and terminated effective December 31, 2019. We also incurred research and development expenses in 2019 for the development of our Jet Token app, as well as marketing expenses to primarily to promote the launch of our app.

We expect to generate revenue through: (1) charging service fees for the use of our booking platform (2) brokerage operations and (3) chartering of our leased HondaJets; and incur operating expenses related to the administration of our platform and payments to Gama Aviation for the management of our HondaJets. See the discussion under “Plan of Operation” below.

2

Liquidity and Capital Resources

As of December 31, 2018, our cash and equivalents were $713 and as of December 31, 2019, our cash and cash equivalents were $95,886, reflecting the net proceeds of our Series CF Preferred Stock offering less amounts used to fund our ongoing administrative expenses. We are a “development stage company” and have not yet generated revenue. In September 2019, we launched the first iteration of our iOS app. Our cash utilization rate has generally been approximately $20,000 per month in 2019 through September, increasing to approximately $45,000 per month for the remainder of the year reflecting the hiring of our Chief Executive Officer and President as of September 23, 2019.

To date we funded our operations primarily through the issuance of equity securities. In 2018, we concluded our sale of Series Seed Preferred Stock, issuing 1,799,999 shares for gross proceeds of $54,000. In February 2019, we commenced an offering under Regulation CF and completed the offering in July 2019. In this offering, we issued 18,826,385 shares of non-voting Series CF Preferred Stock for gross proceeds of approximately $1,069,583. In September 2019, we issued an additional 1,000,000 shares of non-voting Series CF Preferred Stock to a single individual as partial payment for marketing services provided.

In February 2020, we commenced an offering under Regulation A for a maximum offering amount of $10,000,000 and, through April 20, 2020, we have issued 1,582,647 shares of Non-voting Common Stock, representing $396,318 of net proceeds. In March 2020, our Founder and Executive Chairman, Mike Winston, advanced $70,000.00 to the company in the form of a non-interest-bearing loan, which has subsequently been repaid in full.

Plan of Operation

We intend to continue operating our charter brokerage business assisted by the present version of our JetToken App. Charter brokerage operations offer the benefit of immediate revenue generation and the development of a customer base in advance of fleet leasing. The ongoing costs of running our existing business, including executive compensation, facility leasing, subscription fees to Avinode for charter data and other ongoing overhead expenses are expected to be less than $600,000 for 2020.

In addition, we anticipate spending up to $100,000 in 2020 in connection with the development of our App. We have engaged a third-party software developer based in Israel, which is developing version 2.0 of our App in order to add Android operating system functionality, to enable users to make payment directly through our App, either in cash or blockchain currency, and to automate the charter booking process, in particular to provide for instant confirmation of a booked flight.

Assuming we raise the maximum amount in our Regulation A offering, we intend to lease 4 HondaJets, engage Gama Aviation to manage, maintain and operate this aircraft, and expand our staff as needed for customer service, marketing and advertising. Setting aside our revenue expectations for purposes of discussion, we estimate that the total cost of leasing and management of the 4 HondaJets, including payments to Gama Aviation and the Company’s overhead, will be $10.1 million on an annual basis, assuming a utilization rate of our aircraft of 600 hours per year. We further estimate our annual breakeven utilization to be approximately 465 hours per year at a total cost of approximately $8.6 million. Payments to both Honda Aircraft Company to Gama Aviation will vary depending on the number of aircraft leased and utilization rate of the aircraft. Assuming we raise the maximum amount in our Regulation A Offering and, in the worst-case scenario we are unable to generate any revenue whatsoever, the proceeds of the offering would fund these costs plus our ongoing operating costs and App development costs discussed above for slightly more than two years.

3

Assuming we raise 50% of the maximum amount of the Regulation A offering, we would lease 2 HondaJets rather than 4 and hire a proportionally reduced level of staff. At a utilization rate of 600 hours per year, we would anticipate our costs associated with the leasing and management of these aircraft and staff to be $5.1 million annually. We estimate that our annual breakeven utilization for two aircraft to be approximately 455 hours per year at a total cost of approximately $4.3 million. In a worst case scenario of no revenue, i.e. a zero utilization of our aircraft and no third-party charter bookings, the proceeds of 50% of the Regulation A offering would fund these costs plus our ongoing operating costs and App development costs discussed above for just under two years.

We estimate our breakeven point for the HondaJet at 465 hours per year at our presently negotiated cost structure and currently estimated ongoing operating costs. While we hope to reach that level of utilization within the first year of operation, to the extent that we do not, we would need to raise additional capital to continue funding our operations. In addition, to the extent that the definitive agreements eventually reached with Honda Aviation Company and/or Gama are on terms less favorable to us than currently negotiated, we would need to achieve a higher utilization rate to reach break even or would be required to raise additional capital sooner.

Our strategy also includes offering private jet time in a tokenized format through our JetToken App and incorporating commercial flight booking as a complement to private jet charters into our App. While the cost of the development and incorporation of the creation and operation of our Jet Tokens are included in the App amounts noted above, we estimate that the cost of incorporating commercial flight booking functionality into our App, which we expect to accomplish by year end, could cost up to an additional $150,000 and may require us to raise additional capital if we are not able to fund it with funds from operations.

We also contemplate acquiring additional aircraft in the future to grow our business and we currently anticipate financing the acquisition of such aircraft through the sale fractional interests and/or advanced sales of flight time, rather than through additional capital raising.

4

Item 7.

FINANCIAL STATEMENTS

JET TOKEN, INC.

FINANCIAL STATEMENTS

as of

DECEMBER 31, 2019 and 2018

5

Jet Token, Inc.

F-1

Independent Auditor’s Report

April 29, 2020

To the shareholders and the board of directors of Jet Token Inc.

Report on the Financial Statements

We have audited the accompanying balance sheet of Jet Token Inc. (the "Company") as of December 31, 2019 and 2018, and the related statement of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 2019 and the period June 4, 2018 (Inception) through December 31, 2018 and the related notes (collectively referred to as the "financial statements").

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended December 31, 2019 and the period June 4, 2018 (Inception) through December 31, 2018.

Certified Public Accountants

Lakewood, CO

F-2

JET TOKEN, INC.

BALANCE SHEETS

	December 31, 2019	December 31, 2018
Assets
Current assets-
Cash	$95,886	$713
Deferred offering costs	50,000	-
Total current assets	145,886	713

Intangible assets, net	2,986	-
Other assets	4,500	-
Total assets	$153,372	$713

Liabilities and Stockholders' Deficit
Current liabilities-
Accounts payable	$23,963	$28,298
Accrued liabilities	9,975	-
Total current liabilities	33,938	28,298

Total liabilities	33,938	28,298

Commitments and contingencies (Note 3)	-	-

Stockholders' Equity (Deficit)
Series Seed Preferred stock, 10,000,000 shares authorized, $0.0000001 par value, 1,799,999 issued and outstanding, respectively	54,000	54,000
Series CF Non-Voting Preferred stock, 25,000,000 shares authorized, 18,826,385 and 0 issued and outstanding, respectively	704,396	-
Preferred Stock, 15,000,000 shares authorized, $0.0000001 par value, 0 issued and outstanding, respectively	-	-
Common stock, 500,000,000 shares authorized, par value $0.0000001, 85,000,000 issued and outstanding	9	9
Subscription receivable	(58,216)	-
Additional paid-in capital	8,633	-
Accumulated deficit	(589,388)	(81,594)
Total stockholders' equity (deficit)	119,434	(27,585)
Total liabilities and stockholders' equity (deficit)	$153,372	$713

See accompanying notes to the financial statements

F-3

JET TOKEN, INC.

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2019	For the Period Ended December 31, 2018
Revenues	$-	$-

Operating Expenses-
General and administrative	474,531	81,594
Sales and marketing	10,758	-
Research and development	21,124	-
Total operating expenses	506,413	81,594

Operating loss	(506,413)	(81,594)

Provision for income taxes	1,381	-

Net Loss	$(507,794)	$(81,594)

Weighted average shares outstanding - basic and diluted	85,000,000	85,000,000
Weighted average net loss per share - basic and diluted	$(0.01)	$(0.00)

See accompanying notes to the financial statements

F-4

JET TOKEN, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Series Seed Preferred Stock		Series CF Non-Voting Preferred Stock		Common Stock		Subscription	Additional Paid-in	Accumulated	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	(Deficit)
Issuance of Founders' Stock	-	-	-	-	85,000,000	$9	$-	$-	$-	$9
Series Seed Preferred stock issued for cash	1,799,999	54,000	-	-	-	-	-		-	54,000
Net loss	-	-	-	-	-	-	-	-	(81,594)	(81,594)
Balance at December 31, 2018	1,799,999	$54,000	-	$-	85,000,000	$9	$-	$-	$(81,594)	$(27,585)
Stock option compensation	-	-	-	-	-	-		8,633		8,633
Sale of Series CF Non-Voting Preferred Stock for cash	-	-	17,826,385	1,069,583	-	-	(58,216)	-	-	1,011,367
Series CF Non-Voting Preferred Stock issued for services related to the Regulation Crowdfunding offering	-	-	1,000,000	-	-	-	-	-	-	-
Offering costs	-	-	-	(365,187)	-	-	-	-	-	(365,187)
Net loss	-	-	-	-	-	-	-	-	(507,794)	(507,794)
Balance at December 31, 2019	1,799,999	$54,000	18,826,385	$704,396	85,000,000	$9	$(58,216)	$8,633	$(589,388)	$119,434

See accompanying notes to the financial statements

F-5

JET TOKEN, INC.

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2019	For the Period Ended December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(507,794)	$(81,594)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	8,633	-
Changes in operating assets and liabilities:
Accounts payable	(4,335)	28,298
Accrued liabilities	9,975	-
Net cash used in operating activities	(493,521)	(53,296)

CASH FLOWS FROM FINANCING ACTIVITIES:
Offering costs	(365,187)	-
Proceeds from sale of Series CF Non-Voting Preferred Stock	1,011,367	-
Proceeds from sale of Series Seed Preferred Stock	-	54,000
Proceeds from founder's common stock	-	9
Net cash provided by financing activities	646,180	54,009

Increase in cash and cash equivalents	95,173	713
Cash and cash equivalents, beginning of period	713	-
Cash and cash equivalents, end of period	$95,886	$713

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$1,381	$-

Non cash investing and financing activities:
Subscription receivable from sale of Series CF Non-Voting Preferred Stock	$58,216	$-
Series CF Non-Voting Preferred Stock Issued as Offering Costs	$60,000	$-

See accompanying notes to the financial statements

F-6

JET TOKEN, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Jet Token Inc. was formed on June 4, 2018 (“Inception”) in the State of Delaware.   The financial statements of Jet Token Inc. (the “Company”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company is headquartered in Nevada.

The Company intends to combine concepts from fractional jet membership programs with lessons learned from building blockchain currencies. The Company believes the tokenization of flight hours and (as the enterprise matures) fractional membership programs offers the possibility of reduced transaction costs and, through the evolution of a marketplace, higher industry fleet utilization. The Company’s purposeful enhancement of price discovery and reduced entry price have the potential to produce fairer and more inclusive results for aircraft owners and travelers alike.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern and Management Plans

The Company has only recently been formed, has limited operating history, and no revenue generating activity to date. These above matters raise substantial doubt about the Company's ability to continue as a going concern.  During the next twelve months, the Company intends to fund its operations with the remaining capital from its Regulation Crowdfunding campaign, a Paycheck Protection Plan Loan, the Economic Injury Disaster Loan Emergency Advance and the Company’s current Regulation A offering. The Company also has the ability to reduce cash burn to preserve capital. Accordingly, management believes that substantial doubt about the Company’s ability to continue as a going concern has been alleviated.  There are no assurances, however, that management will be able to raise capital on terms acceptable to the Company.  If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the near-term scope of its planned development and operations, which could delay implementation of the Company’s business Plan and harm its business, financial condition and operating results. The balance sheets do not include any adjustments that might result from these uncertainties.

Basis of Presentation

The accounting and reporting policies of the Company conform with generally accepted accounting principles in the United States (“GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

F-7

JET TOKEN, INC.

NOTES TO THE FINANCIAL STATEMENTS

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company does not have any financial instruments as of December 31, 2019.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in the airline industry, blockchain asset regulations by authorities, fuel and operating costs, changes to corporate governance best practices for executive flying, general demand for private jet travel, market acceptance of the Company’s business model and COVID-19 issues more fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2019 the World Health Organization declared the COVID-19 coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, it is known that the travel industry in which we operate has been severely impacted. The Company is monitoring the situation and exploring opportunities in regards to travel behavior for when travel restrictions ease.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC 340”) with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ deficit upon the completion of an offering or to expense if the offering is not completed

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of payments for third party software development that is not capitalizable. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

F-8

JET TOKEN, INC.

NOTES TO THE FINANCIAL STATEMENTS

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”).  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

As of December 31, 2019 and 2018, the Company had deferred tax assets of approximately $126,000 and $17,000, respectively, primarily from net operating losses of approximately $601,000 and $82,000. The Company maintains a full valuation allowance on the deferred tax assets as of December 31, 2019 and 2018. The valuation allowance increased by $92,000 and $17,000 during the years ended December 31, 2019 and 2018, respectively. Deferred tax assets after 2018 has no expiration.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and Nevada state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.  The Company currently is not under examination by any tax authority.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the year ended December 31, 2019 and 2018, there were 5,4000,000 and 0 options, respectively, excluded.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

New Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

F-9

JET TOKEN, INC.

NOTES TO THE FINANCIAL STATEMENTS

In June 2016, the FASB issued guidance that sets forth a current expected credit loss impairment model for financial assets, which replaces the current incurred loss model, and in 2018 and 2019 issued amendments and updates to the new standard. This model requires a financial asset (or group of financial assets), including trade receivables, measured at amortized cost to be presented at the net amount expected to be collected with an allowance for credit losses deducted from the amortized cost basis. The allowance for credit losses should reflect management’s current estimate of credit losses that are expected to occur over the remaining life of a financial asset. This guidance is effective for annual periods beginning after December 15, 2019 and interim periods within those annual periods using a modified retrospective transition method. The Company has reviewed the provisions of the new standard, but it is not expected to have any impact on the Company at this time.

In December 2019, the FASB issued guidance that simplifies the accounting for income taxes by removing certain exceptions in existing guidance and improves consistency in application by clarifying and amending existing guidance. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods within those annual periods, where the transition method varies depending upon the specific amendment. Early adoption is permitted, including adoption in any interim period. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period, and all amendments must be adopted in the same period. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS’ EQUITY / (DEFICIT)

Preferred Stock

The Company has authorized the issuance of 50,000,000 shares of its preferred stock with par value of $0.0000001. Of the authorized number of preferred shares, 10,000,000 shares have been designated as Series Seed Preferred Stock, 25,000,000 have been designated Series CF Non-Voting Preferred Stock (“Series CF”), and 15,000,000 are undesignated. Each share of preferred stock can be converted to one share of common stock.

During the period ended December 31, 2018, the Company sold 1,799,999 shares of Series Seed Preferred Stock under a private placement for proceeds of $54,000 at $0.03 per share.

F-10

JET TOKEN, INC.

NOTES TO THE FINANCIAL STATEMENTS

In February 2019, the Company undertook a Regulation Crowdfunding campaign to raise up to $1,070,000 through the issuance of Series CF stock, which was completed during 2019. During the year ended December 31, 2019, the Company issued 17,826,385 shares of Series CF Non-Voting Preferred Stock under the Regulation Crowdfunding campaign for aggregate gross proceeds of $1,069,583 and a lesser amount of net proceeds pending release of final funds from escrow. As of December 31, 2019, amounts in escrow totaled $58,216.

In August 2019, the Company issued 1,000,000 shares of Series CF Non-Voting Preferred Stock to a vendor for marketing and advertising services related to the offering. The shares were valued at $60,000 based on the share price being sold in the Regulation Crowdfunding campaign noted above. As this was a cost of the Regulation Crowdfunding Offering, the value both increased and decreased the value shown in the Series CF Non-Voting Preferred Stock account in the accompanying balance sheets for no net effect.

Common Stock

Upon Inception, the Company authorized the issuance of 150,000,000 shares of its common stock with par value of $0.0000001. Upon Inception, the Company’s founder received 85,000,000 shares of common stock for $9 of consideration. See Note 6 for amendments to capital stock authorized.

On October 8, 2019, the Company amended the articles of articles of incorporation to increase the shares of stock authorized. The Company increased the common stock authorized from 150,000,000 to 500,000,000, of which 300,000,000 are designated as common stock and 200,000,000 are non-voting common stock, all par value of $0.0000001. Shares of Non-voting Common Stock will convert automatically into fully paid and nonassessable shares of the Company’s voting Common Stock upon the closing of the sale of shares of voting Common Stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or upon the merger of the Company with and into another entity. The conversion rate is currently one share of voting common stock per share of Non-voting common stock.

Stock Options

On June 4, 2018, the Company’s Board of Directors adopted the Jet Token, Inc. 2018 Stock Option and Grant Plan (the “2018 Plan”).  The 2018 Plan provides for the grant of equity awards to employees, and consultants, to purchase shares of the Company’s common stock.  Up to 5,000,000 shares of its common stock may be issued pursuant to awards granted under the 2018 Plan. The 2018 Plan is administered by the Company’s Board of Directors. In 2019 the number of shares issuable under the 2018 Plan was increased to 15,000,000.

During the year ended December 31, 2019, the Company granted 5,400,000 stock options to purchase common stock pursuant to an employment contract with the Company’s Chief Executive Officer (Note 5). The options have a ten-year life and are exercisable at $0.06. Of the total grant, 2,700,000 stock options had a grant date fair value of approximately $96,000 and vest monthly over three years. The remaining 2,700,000 options are subject to raising funds as described in Note 5. The Company has determined that it is not yet probable that these options will vest and accordingly, have not recorded expense related to these options.

F-11

JET TOKEN, INC.

NOTES TO THE FINANCIAL STATEMENTS

A summary of our stock option activity for the years ended December 31, 2019 and 2018, is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Inception	-	$-	-
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2018	-	$-	-
Granted	5,400,000	0.06	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2015	5,400,000	$0.06	9.7

Exercisable at December 31, 2018	-	$-	-
Exercisable at December 31, 2019	225,000	$0.06	9.7

The Company estimates the fair value of stock options that contain service and/or performance conditions using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

December 31, 2019
Expected life (years)	6.0
Risk-free interest rate	1.59%
Expected volatility	65%
Annual dividend yield	0%

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

F-12

JET TOKEN, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 – RELATED PARTY TRANSACTIONS

In October 2018, the Company entered into an agreement with Sutton View Advisors LLC, and entity owned and operated by the Company’s founder. The agreement is for financial advisory, financial advisory services as specified in the agreement. The agreement calls for $2,700 upon signing the agreement, $10,000 per quarter as a retainer fee on professional services, and expense reimbursement not to exceed certain limits. The agreement terminated effective December 31, 2019. During the years ended December 31, 2019 and 2018, the Company has paid Sutton View Advisors LLC $40,000 and $24,500, respectively.

In July 2019, the Company entered into an employment offer letter with its Chief Executive Officer with an effective start date in September 2019. Included in the employment offer letter was 2,700,000 options to purchase common stock at $0.06 per share. The options vest monthly over three years. The offer included an additional 2,700,000 options to purchase common stock at $0.06 per share, contingent on the Company undertaking a qualified offering which results in proceeds of at least $10,000,000. See Note 4 for option related disclosures.

NOTE 6 – SUBSEQUENT EVENTS

In February 2020, the Company undertook a Regulation A offering for which it is selling up to 33,333,333 non-voting common stock at $0.30 per share for a maximum of $10,000,000. Through April 20, 2020, the Company has received net proceeds of $396,318. In connection with the offering the Company agreed StartEngine Primary, LLC (“StartEngine”) to act as its placement agent. For such, StartEngine will receive 7% commissions on proceeds from the offering and the Company will issue warrants to StartEngine up to 5% of the non-voting common stock sold through StartEngine at an exercise price of $0.30 per share. StartEngine was also paid $10,000 advance fee for out of pocket expenses.

The Company has evaluated subsequent events that occurred after December 31, 2019 through April 29, 2020, the issuance date of these financial statements.

F-13

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, Nevada, on April 29, 2020.

Jet Token Inc.

By:	/s/ George Murnane
George Murnane Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ George Murnane

By George Murnane, Chief Executive Officer

Date: April 29, 2020

/s/ Michael D. Winston, CFA

By Michael D. Winston, CFA, as Executive Chairman (Director), Principal Financial Officer and Principal Accounting Officer

Date: April 29, 2020